December 30, 2010
Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:              Tom  Kluck, Esq
Adam Turk, Esq
Kevin Woody
Bob Telewiez

Re:           Midas Medici Group Holdings, Inc.
Amendment No. 3 to Registration Statement on Form S-4
Filed November 5, 2010
File No. 333-166480

Ladies and Gentlemen:

On behalf of our client, Midas Medici Group Holdings, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in its letter, dated December 3, 2010 (the “Comment Letter”) with respect to the above-referenced registration statement.

In order to facilitate your review of Amendment No. 4, we have restated and responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the marked copy of Amendment No. 4.

Interests of Certain Persons in the Merger, page 6

1.	Your tables on page 6 and 39 include footnotes (4) and (5); however, no corresponding footnotes appear within tables. Please revise.

Response: The Company has revised to include the corresponding footnotes in the tables on page 6 and 39.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

Background of the Merger

Midas Medici, page 30

2.
We note your response to comment 5 in our letter dated October 25, 2010 and the revised disclosure on page 30.  Please provide additional details regarding why your directors decided, after retaining an independent investment bank, not to pursue a formal fairness opinion.  Please provide additional details regarding how your non-independent board of directors is qualified to make a fairness determination regarding this transaction.

Response: The Company’s Board of Directors determined not to obtain a formal fairness opinion in light of the transactions consummated by Consonus on October 1, 2010 (the “Consonus Transaction”). Prior to the Consonus Transaction, Consonus had a working capital deficiency of approximately $20.7 million and was in default on certain of its debt covenants. In light of such conditions, the Board of Directors determined to obtain a fairness opinion and was informally advised by the investment banker that in their opinion the merger transaction was fair to the shareholders of the Company. Subsequent to the Consonus Transaction, the independent directors reassessed the condition of Consonus, taking into consideration the fact that Consonus had become debt-free, and no longer had a working capital deficiency, concluded not to proceed with obtaining a formal fairness opinion. In making that determination, the independent directors also considered the time and expense of engaging an investment banker to render a formal fairness opinion and concluded that in its business judgment that obtaining a formal fairness opinion was not necessary and that the transaction was fair to the shareholders of the Company.

The Company believes that the Company’s independent directors, Messrs. Keith Gordon and Samuel Arthur are qualified to make a fairness determination regarding this transaction based on their business and educational backgrounds.  Mr. Gordon began his career in the Investment Banking Group of JP Morgan Chase where he worked for over six years focusing on mergers, acquisitions, leverage buyouts and real estate. He completed over $3 billion in transactions and worked in its New York and Johannesburg, South Africa offices. Mr. Gordon received his MBA from Harvard Business School and holds a bachelor’s degree in B.A. from Howard University in Washington, D.C. Mr. Arthur has served as Assistant Vice President of Energy and Metals Credit Risk at MF Global Inc., a brokerage firm that provides execution and clearing services for products in the exchange-traded and over-the-counter derivative markets and customized solutions in the global cash markets. From March 2002 through November 2005, Mr. Arthur served as an Energy Futures Research Analyst at Refco LLC. Mr. Arthur also served as a Commodity Futures Margin Analyst at Salomon Smith Barney from March 2000 through March 2002. Mr. Arthur received a Bachelor of Science degree from the University of North Carolina at Charlotte and a Master of Science in Finance from George Washington University.

The Company has revised the disclosure to reflect the foregoing. Please see page 30 of the Registration Statement.

3.
We note your response to comment 6 in our letter dated October 25, 2010 that in light of the recent transactions consummated by Consonus, its debt covenants and working capital deficiency are no longer factors to be considered.  We also note your revised disclosure on page 30 that the Board of Directors has determined that the transaction is fair to the shareholders of Midas Medici.  Please disclose when the board made this determination.  Also discuss whether the board considered Consonus’ ongoing debt covenants and working capital deficiency when making this determination.

Response:  We have revised the disclosure to clarify that the determination that the transaction was fair to the shareholders of the Company was made by the independent directors of the Company on October 28, 2010 after considering the impact of the transactions consummated by Consonus on October 1, 2010. Prior to the Consonus Transaction, the Board of Directors had considered the ongoing debt covenants and working capital deficiency which were factored into its initial determination to obtain a fairness opinion.  The Company has revised the disclosure to reflect the foregoing. Please see page 30 of the Registration Statement

Covenants; Conduct of Business Pending the Merger, page 48

4.
We note your disclosure on page 53 regarding amendments to your merger agreement as well as your disclosure on page 55 regarding your recent transactions.  Please footnote tour bulleted list of prohibitions on conduct pending the merger to describe when and how waivers were obtained for both your recent transactions and for the Consonus dividend.

Response: The Company has revised to footnote the bulleted list. Please see pages 49 and 50 of the Registration Statement.

Our Services and Solutions, page 56

5.
We note your footnote on page 56 which states you no longer provide primary and secondary hosting and optimized network services.  Given the disclosure in your footnote, please explain how the graphic on page 56 is relevant to Consonus’ continues operations.  Alternatively, please delete the graphic.

Response: We have modified the graphic to remove “Consonus Data Centers” since Consonus no longer owns its own data centers, but instead now provides these services through third parties.  As a result, we removed the footnote because it is no longer necessary and revised the graphic to include reference to “Partner Data Center”.

Business Strengths

Diverse and Loyal Customer Base, page 57

6.
We note the graphic on page 57.  Please footnote your figure to explain what you mean by “2004 SMB Revenues Concentration” as it is depicted in your graphic. Also please explain how 2004 revenue concentration is relevant to Consonus’ business today.

Response: The revenue concentration refers to the relative density of small to medium sized business in certain regions across the US in 2004 based on the US Census Bureau.  The 2004 census data is relevant to Consonus since it is the latest data available to us and on a relative basis, we do not believe the relative concentrations have changed between 2004 and today.

Attractive Business Model Leverage, page 57

7.
We note your disclosure that your IT infrastructure and data center services and solutions have been organized into repeatable “solution sets.”  Please revise to explain what you mean by “repeatable ‘solution sets.’”  Note that when you use industry-specific terms, you should explain the term so that an investor with limited knowledge of your industry can understand what you mean.

Response: “Repeatable Solution Set” refers to service and solutions offerings that are proven and consistent in their delivery each time they are sold. The Company has revised to include this description. Please see page 57 of the Registration Statement.

Geographic Expansion Consonus Data Center Locations, page 59

8.
We the footnote to your graphic on page 59 stating that as a result of the CAC sale of assets on October 1, 2010, Consonus no longer own data centers operations in Utah, Colorado and Ohio.  Please revise your graphic so that it accurately depicts the information contained in the footnote.

Response:  The Company has revised to remove Utah, Colorado and Ohio from the map that shows Consonus’ data center locations.

Financial Statements

General

9.	Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

Response: The Company has updated its financial statements in accordance with Rule 8-08 of Regulation S-X.

Exhibits

10.	We note your disclosure on page 55 regarding your recent transactions. Please file the Asset Purchase Agreement pursuant to Item 601(b)(10) of Regulation S-K.

Response: The Company has included the Asset Purchase Agreement as Exhibit 10.37 to the Registration Statement and has submitted a request for confidential treatment for portions of the Agreement.

Exhibits 8.1

11.
We note that counsel has opined that the description in the registration statement under the heading “Material Federal Income Tax Consequences of the Merger” is a complete and accurate summary.  As written, the opinion appears to merely opine upon the presentation of tax consequences in the registration statement.  Please have counsel revise its opinion to opine on the tax consequences of the merger transaction.

Response: Counsel has revised its opinion to opine on the tax consequences of the merger transaction. Please see exhibit 8.1 to the Registration Statement.

12.
We note the statement that counsel has delivered the opinion to Midas Medici Group Holdings “solely for [its] benefit in connection with the transaction referred to herein/”  Please have counsel revise to delete this statement as investors should be able to rely on the opinion of counsel with regard to the tax consequences of the transaction.

Response: Counsel has revised to delete the disclosure. Please see exhibit 8.1 to the Registration Statement.

We trust that the foregoing appropriately addresses the issues raised by your recent comment letter.

Thank you in advance for your prompt review and assistance. If you have any questions, please contact the undersigned.

Very truly yours,

Marcelle S. Balcombe

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